June 5, 2015

VIA EDGAR TRANSMISSION

AND BY HAND

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Mr. Jay Ingram

Re: The Chemours Company

Amendment No. 3 to Form 10-12B

Filed May 13, 2015

File No. 001-36794

Dear Mr. Ingram:

On behalf of The Chemours Company (the “Company” or “Chemours”), set forth below are responses of the Company to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in the letter dated May 27, 2015 (the “Comment Letter”) relating to the Company’s Amendment No. 3 to the Registration Statement on Form 10–12B, File No. 001-36794, filed on May 13, 2015 (the “Registration Statement”). Capitalized terms used herein and otherwise not defined herein shall have the meanings assigned to such terms in the Registration Statement or the exhibits thereto, as applicable.

Concurrently with this response letter, the Company is electronically transmitting Amendment No. 4 to the Registration Statement, which Amendment includes an amended Information Statement as Exhibit 99.1 (the “Information Statement”), for filing under the Securities Exchange Act of 1934. The Amendment includes revisions made in response to the comments of the Staff in the Comment Letter, as well as additional changes required to update the disclosure contained in the Registration Statement and Information Statement. To facilitate the Staff’s review, we have also provided, on a supplemental basis, a copy of the Amendment that has been marked to show changes made to the Registration Statement and Information Statement.

Mr. Jay Ingram

Securities and Exchange Commission

June 5, 2015

The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter, and to facilitate your review, we have reproduced the text of the Staff’s comments in boldfaced print below, followed by the Company’s response to each comment. References in this letter to page numbers and section headings refer to page numbers and section headings in the Amendment, as filed via EDGAR submission concurrently with this letter and dated June 5, 2015.

Exhibit 99.1

General

1.	Please revise your registration statement to provide updated financial statements and related disclosures as required by Rule 3-12 of Regulation S-X.

We acknowledge the Staff’s comment and have revised the Registration Statement to provide updated financial statements and related disclosures as required by Rule 3-12 of Regulation S-X.

Unaudited Pro Forma Combined Financial Statements, page 49

2.	We note your response to comment 6 of our letter dated May 5, 2015. Please disclose the fact that your pro forma financial statements do not reflect any changes in the functional currencies of certain of your newly created foreign entities.

We acknowledge the Staff’s comment and have revised the disclosure on page 47.

Notes E and F, page 52

3.	Please better explain how you have established $200 million of cash and cash equivalents. In this regard, we note your statement in Note F that you have not retained any cash as a result of the financing transactions.

We acknowledge the Staff’s comment and respectfully advise the Staff that the Master Separation Agreement Section 2.13 Cash Management; Cash Adjustment, Subsection (a) describes a cash reference level of $200 million. DuPont intends to initiate steps, prior to the distribution date, that will result in a cash and cash equivalents balance at Chemours of at least $200 million as of the distribution date. We have also revised our disclosure on page 70.

4.	Please separately present the inflows and outflows of the financing transactions you have reflected in Note F. In doing so, please better explain the nature of the “distribution in-kind of 2015 Notes.”

We acknowledge the Staff’s comment and have revised the disclosure on pages 51-52.

Mr. Jay Ingram

Securities and Exchange Commission

June 5, 2015

Notes G and I, page 53

5.	Please better explain the determination of the $57 million adjustment to accumulated other comprehensive income discussed in Note G, as well the $26 million adjustment to other comprehensive income discussed in Note I. In this regard, we note a $57 million adjustment reflected on your pro forma balance sheet.

We acknowledge the Staff’s comment and respectfully inform the Staff on a supplemental basis that the $57 million adjustment to Accumulated Other Comprehensive Income represents Chemours’ portion of the multi-employer pension plans Accumulated Other Comprehensive Income, which is a proration based on the projected benefit obligation calculated using Chemours’ census data. We relied on the guidance provided in ASC 845-10-55 in evaluating the treatment of the pension plans.

We further acknowledge the Staff’s comment regarding the $26 million adjustment and inform the Staff on a supplemental basis that this adjustment represents the net impact of the pension plan net liability of $83 million less the related Accumulated Other Comprehensive Income of $57 million through the elimination of DuPont Company Net Investment and adjustments to Capital in excess of par.

This adjustment is shown in our Interim Pro Forma Statements Note I at $16 million, which is comprised of the net pension liability of $85 million less the related Accumulated Other Comprehensive Income, net of tax of $44 million and related net deferred tax assets of $25 million.

Financial Statements, page F-1

Combined Balance Sheets, page F-4

6.	Please revise your unaudited pro forma footnote reference to say “Note 3.”

We acknowledge the Staff’s comment and have revised the disclosure on page F-40.

Mr. Jay Ingram

Securities and Exchange Commission

June 5, 2015

Note 21: Subsequent Events, page F-38

7.	Please expand your disclosures to indicate whether the date through which subsequent events were evaluated is the date the financial statements were issued or the date the financial statements were available to be issued as required by ASC 855-10-50-1.

We acknowledge the Staff’s comment and have revised the disclosure on page F-36 for the Annual Combined Financial Statements.

* * * * *

Mr. Jay Ingram

Securities and Exchange Commission

June 5, 2015

Please contact the undersigned at (212) 735-3743 should you require further information or have any questions.

Very truly yours,

/s/ Brandon Van Dyke
Brandon Van Dyke

cc:	Peter Mester

Corporate Counsel

E.I. du Pont de Nemours and Company

1007 Market Street

Wilmington, DE 19898

VIA HAND AND BY EDGAR

Mr. Jay Ingram

Legal Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE: The Chemours Company (the “Company”)

Amendment No. 3 to Form 10-12B

Filed May 13, 2015

File No. 001-36794

Dear Mr. Ingram:

As a supplement to the response letter delivered to the SEC on June 5, 2015, we hereby acknowledge to the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC” or the “Commission”) that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

Mr. Jay Ingram

Securities and Exchange Commission

June 5, 2015

Please contact the undersigned at 302-999-3009 should you require further information or have any questions.

Very truly yours,

/s/ Nigel Pond
Nigel Pond

cc:	Lou R. Kling, Skadden, Arps, Slate, Meagher & Flom LLP

Brandon Van Dyke, Skadden, Arps, Slate, Meagher & Flom